For immediate release
LION ELECTRIC ANNOUNCES FOURTH QUARTER AND FISCAL 2021 RESULTS
MONTREAL, QUEBEC - February 24, 2022 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the fourth quarter and fiscal year 2021, which ended on December 31, 2021. Lion reports its results in US dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q4 2021 FINANCIAL HIGHLIGHTS

•Delivery of 71 vehicles, an increase of 25 vehicles, as compared to the 46 delivered in the same period last year.
•Revenue of $22.9 million, up $9.4 million, as compared to $13.5 million in Q4 2020.
•Gross profit of $2.2 million, down $0.5 million, as compared to $2.5 million in Q4 2020.
•Net earnings of $28.3 million in Q4 2021, as compared to a net loss of $53.0 million in Q4 2020. Net earnings for Q4 2021 include a $46.6 million gain related to non-cash decrease in the fair value of share warrant obligations and a $5 million charge related to non-cash share-based compensation, compared to a $31.9 million charge related to non-cash share-based compensation in Q4 2020.
•Adjusted EBITDA1 of negative $7.5 million, as compared to nil in Q4 2020, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $19.2 million, up $18.3 million, as compared to $0.9 million in Q4 2020.
•Acquisition of intangible assets, which mainly consist of R&D activities, amounted to $9.7 million, up $2.9 million, as compared to $6.8 million in Q4 2020.
•As of December 31, 2021, Lion had $241.7 million in cash, and access to a committed revolving credit facility in the maximum principal amount of $100 million (which maximum principal amount was increased to $200 million on January 25, 2022), as well as available support from the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the Lion Campus.

BUSINESS UPDATES
•More than 550 vehicles on the road, with over 9 million miles driven.
•Vehicle order book2 of 2,325 all-electric medium- and heavy-duty urban vehicles as of February 24, 2022, consisting of 300 trucks and 2,025 buses, representing a combined total order value of approximately $575 million based on management's estimates.
•LionEnergy order book2 of 278 charging stations and related services as of February 24, 2022, representing a combined total order value of approximately $3.0 million.
•11 Experience Centers in operation in the United States and Canada
•Took possession of new leased 900,000 sq-ft U.S. manufacturing facility in Joliet, Illinois (the "Joliet Facility") and continuing with tenant improvement work as well as the
1 Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Measures and Other Performance Metrics” section of this press release.
2 See “Non-IFRS Measures and Other Performance Metrics” section of this press release installation of critical production and other equipment. Vehicle production is expected to begin in the second half of 2022.
•Construction advancing at the battery manufacturing plant and innovation center in Mirabel Quebec, (the "Lion Campus") and the purchase of critical equipment for the battery plant has begun. Production of battery packs and modules expected to begin in the second half of 2022.
•Launched LionCapital Solutions, a new division dedicated to providing customers with flexible financing solutions specifically tailored to the medium and heavy-duty electric vehicle market.
•As of February 24, 2022, Lion had approximately 1,000 employees, of which approximately 300 were in its Engineering and R&D departments.

“We are proud of the progress we have made during the last year, which marked, among other things, our transition to a public company. In addition to delivering vehicles across North America, we solidified our commanding leadership in all-electric school buses, continued to strengthen our order book2 in both buses and trucks, and advanced the development of additional vehicle platforms. We also started building our 900,000 square foot, state-of-the-art manufacturing facility in Joliet, Illinois, which will eventually have the capacity to annually produce up to 20,000 Lion vehicles per year for the U.S. market. Additionally, we began the construction of the Lion Campus, which will house our 5 GhW battery plant and innovation centre,” commented Marc Bedard, CEO – Founder of Lion. “As we look forward to 2022, I would like to thank all employees for their continued dedication, as well as for their flexibility, agility and innovation, which are essential as we strengthen our position as a leader in the electric vehicle sector. I am confident that the initiatives we have taken on will accelerate growth, while making a concrete, long-term impact on the society we live in,” concluded Marc Bedard.

SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND FISCAL YEAR 2021
Revenue
For the three months ended December 31, 2021, revenue amounted to $22.9 million, an increase of $9.4 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 25 units, from 46 units (all school buses; 28 vehicles in Canada and 18 vehicles in the U.S.) for the three months ended December 31, 2020 to 71 units (57 school buses and 14 trucks; 43 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended December 31, 2021. Revenues for the three months ended December 31, 2021 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels. Although deliveries for the three months ended December 31, 2021 were sequentially higher than previous quarter deliveries within fiscal 2021, we still expect manufacturing and deliveries for the first quarter of fiscal 2022 to be impacted by supply chain challenges, however we expect these issues to be reduced as we move forward in the year.
For the year ended December 31, 2021, revenue amounted to $57.7 million, an increase of $34.3 million, compared to the year ended December 31, 2020. The increase in revenue was primarily due to an increase in vehicle sales volume of 116 units, from 80 units (all school buses; 47 vehicles in Canada and 33 vehicles in the U.S.) for the year ended December 31, 2020, to 196 units (151 school buses and 45 trucks; 134 vehicles in Canada and 62 vehicles in the U.S.) for the year ended December 31, 2021. Revenues for the year ended December 31, 2021 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels.
Cost of Sales
For the three months ended December 31, 2021, cost of sales amounted to $20.7 million, representing an increase of $9.7 million compared to $11.0 million in the corresponding period in the prior year. The increase compared to the corresponding prior period was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.
For the year ended December 31, 2021, cost of sales amounted to $57.7 million, representing an increase of $37.4 million, compared to the year ended December 31, 2020. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.
Gross Profit
For the three months ended December 31, 2021, gross profit decreased by $0.3 million, from $2.5 million for the corresponding period in the prior year, to $2.2 million for the three months ended December 31, 2021. The decrease was primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.

For the year ended December 31, 2021, gross profit decreased by $3.1 million to nil, compared to $3.1 million for the year ended December 31, 2020. The decrease was primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.
Administrative Expenses

For the three months ended December 31, 2021, administrative expenses (which include $4.3 million of non-cash share-based compensation) decreased by $19.2 million, from $31.3 million for the three months ended December 31, 2020, to $12.2 million for the three months ended December 31, 2021. The decrease was primarily due to a decrease in non-cash share-based compensation of $25.1 million, partially offset by an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities. Administrative expenses for the three months ended December 31, 2021, also includes an expense of $0.9 million relating to the procurement of Director and Officer ("D&O") insurance on terms reflecting the public-company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.
For the year ended December 31, 2021, administrative expenses (which included $56.7 million of non-cash share-based compensation) increased by $18.5 million, from $59.9 million for the year ended December 31, 2020, to $78.4 million. The increase was mainly due to an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities, as well as non-cash share-based compensation. Administrative expenses for the year ended December 31, 2021, also includes an expense of $2.5 million relating to the procurement of director and officer ("D&O") insurance on terms reflecting the public-company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.
Selling Expenses
For the three months ended December 31, 2021, selling expenses (which include $0.6 million of non-cash share-based compensation) increased by $0.6 million, from $4.2 million for the three months ended December 31, 2020, to $4.8 million for the three months ended December 31, 2021. The increase was primarily due to the impact of Lion expanding its sales force, and to an increase in expenses associated with Experience Centers, partially offset by a decrease in non-cash share-based compensation of $1.9 million.
For the year ended December 31, 2021, selling expenses (which included $14.4 million of non-cash share-based compensation) increased by $12.0 million, from $15.7 million for the year ended December 31, 2020, to $27.7 million. The increase was primarily due to an increase in non-cash share-based compensation of $4.2 million as well as to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses associated with Experience Centers as a result of the opening and operations of new Experience Centers.
Transaction Costs
Transaction costs of $13.7 million for the year ended December 31, 2021 were incurred in the second quarter of 2021 and related to the completion of the Company's business combination and plan of reorganization on May 6, 2021 pursuant to which Lion became a public company (the "Business Combination") and were mainly composed of legal, banking, and other professional fees.

Finance Costs
For the three months ended December 31, 2021, finance costs decreased by $1.9 million compared to the corresponding period in the prior year as a result of a significantly lower amount of average debt outstanding during the period as a result of certain debt repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination.
For the year ended December 31, 2021 finance costs decreased by $0.3 million, from $8.7 million for the year ended December 31, 2020, to $8.3 million. The decrease was driven primarily by lower accretion expense on retractable common shares, (which were outstanding prior to the Business Combination), partially offset by an increase in borrowing costs due to an increase in the amount of average debt outstanding and an increase in interest expense on convertible debt instruments (up until the respective repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination), as well as and an increase in interest costs related to lease liabilities from new Experience Center openings.

Foreign Exchange (Gain) Loss
Foreign exchange gains and losses for all periods presented relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For three months ended December 31, 2021, foreign exchange loss was $2.3 million, compared a gain of $0.4 million in the corresponding period in the prior year, largely as a result of a strengthening of the Canadian dollar relative to the US dollar during the three months ended December 31, 2021.
Foreign exchange loss for the year ended December 31, 2021, was $1.0 million compared to a gain of $0.7 million year ended December 31, 2020, largely as a result of a strengthening of the Canadian dollar relative to the US dollar during 2021, as compared to 2020.
Change in Fair Value of Share Warrant Obligations

Change in fair value of share warrant obligations moved from a loss of $17.3 million for the three months ended December 31, 2020, to a gain of $46.6 million, for the three months ended December 31, 2021. The gain for the three months ended December 31, 2021, was related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Change in fair value of share warrant obligations resulted in a gain of $85.8 million for the year ended December 31, 2021, compared to a loss of $16.8 million for the year ended December 31, 2020, related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021. The gain for the year ended December 31, 2021 results mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)
The net earnings for the three months ended December 31, 2021 as compared to the net loss for the corresponding prior period were largely due to the decrease in the fair value of share warrant obligations, and lower share-based compensation (included in administrative and selling expenses).
For the year ended December 31, 2021, net loss decreased by $54.0 million, from $97.4 million for the year ended December 31, 2020, to $43.3 million. The lower net loss for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was largely due to the gain related to the fair value of share warrant obligations, partially offset by higher administrative and selling expenses (including share-based compensation) and transaction costs.

BOARD OF DIRECTORS UPDATE
On November 11, 2021, Mr. Ian Robertson resigned from the Board of Directors. On February 24, 2022, Mr. Christopher Jarratt also resigned from the Board of Directors. Messrs. Robertson and Jarratt were both representatives of Northern Genesis Acquisition Corp. and had served as members of the Board since May 2021. As a result, the Board of Directors is now composed of Pierre Larochelle, Marc Bedard, Sheila Colleen Bair, Pierre-Olivier Perras, Michel Ringuet, Lorenzo Roccia and Pierre Wilkie. Sheila Colleen Bair was appointed as chair of the Nominating and Corporate Governance Committee and Pierre Wilkie was appointed as chair of the Human Resources and Compensation Committee.

CONFERENCE CALL
A conference call and webcast will be held on February 25, 2022, at 8:30 a.m. (Eastern Time) to discuss the results.
To participate in the conference call, dial (236) 714-3941 or (833) 329-1697 (toll free). An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT
This release should be read together with the audited annual audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2021, 2020 and 2019, and the related annual MD&A for the fiscal year 2021, which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, and which will be available on SEDAR as well as on our website at www.thelionelectric.com.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2021 and December 31, 2020
(Audited, in US dollars)

	Dec 31, 2021	Dec 31, 2020
	$	$
ASSETS
Current
Cash	241,702,030	—
Accounts receivable	37,899,085	18,505,072
Inventories	115,978,979	38,073,303
Prepaid expenses	5,440,461	1,078,148
Current assets	401,020,555	57,656,523
Non-current
Property, plant and equipment	32,668,158	5,446,807
Right-of-use assets	60,902,362	7,498,724
Intangible assets	81,899,830	42,090,843
Contract asset	14,113,415	14,327,709
Non-current assets	189,583,765	69,364,083
Total assets	590,604,320	127,020,606

LIABILITIES
Current
Bank indebtedness	—	91,076
Trade and other payables	40,409,565	12,404,614
Current portion of share-based compensation liability	—	35,573,558
Current portion of long-term debt and other debts	13,015,584	55,342,183
Current portion of lease liabilities	7,728,923	1,814,635
Current liabilities	61,154,072	105,226,066
Non-current
Share-based compensation liability	—	35,126,025
Long-term debt and other debts	62,086	118,539
Convertible debt instruments	—	18,866,890
Lease liabilities	54,480,394	5,904,473
Share warrant obligations	106,225,934	31,549,033
Common shares, retractable	—	25,855,509
Non-current liabilities	160,768,414	117,420,469
Total liabilities	221,922,486	222,646,535
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	418,709,160	32,562,541
Conversion options on convertible debt instruments, net of tax	—	1,472,520
Contributed surplus	122,637,796	—
Deficit	(169,755,726)	(126,430,406)
Cumulative translation adjustment	(2,909,396)	(3,230,584)
Total shareholders' equity (deficiency)	368,681,834	(95,625,929)
Total shareholders' equity (deficiency) and liabilities	590,604,320	127,020,606

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
For the three months and years ended December 31, 2021 and 2020
(in US dollars)

	(Unaudited)			(Audited)
	Three months ended			Year ended
	Dec 31, 2021	Dec 31, 2020		Dec 31, 2021	Dec 31, 2020
	$	$		$	$
Revenue	22,870,406	13,504,187		57,710,204	23,422,623
Cost of sales (1)	20,690,602	11,030,245	(1)	57,664,749	20,277,309
Gross profit	2,179,804	2,473,942		45,455	3,145,314

Administrative expenses	12,181,342	31,346,004		78,422,622	59,941,972
Selling expenses	4,789,563	4,151,931		27,719,888	15,721,328
Transaction costs	—	—		13,654,851	—
Operating loss	(14,791,101)	(33,023,993)		(119,751,906)	(72,517,986)

Finance costs	1,193,959	3,064,288		8,332,477	8,667,405
Foreign exchange loss (gain)	2,336,548	(398,133)		1,036,840	(681,194)
Change in fair value of share warrant obligations	(46,587,319)	17,291,531		(85,795,903)	16,847,470
Net income (loss)	28,265,711	(52,981,679)		(43,325,320)	(97,351,667)
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment	3,734,078	(3,875,896)		321,188	(4,630,873)
Comprehensive earnings (loss) for the period	31,999,789	(56,857,575)		(43,004,132)	(101,982,540)

Earnings (loss) per share
Basic earnings (loss) per share	0.15	(0.48)		(0.27)	(0.88)
Diluted earnings (loss) per share	0.14	(0.48)		(0.27)	(0.88)
(1) Cost of sales for the three months ended December 31, 2020 has been adjusted to exclude an amount of approximately $1.2 million relating to manufacturing and transport costs incurred and accounted for in the nine months ended September 30, 2020 and which were capitalized to inventories during the three months ended December 31, 2020 as part of the Company's year-end audit procedures. Including the impact of these aforementioned items, cost of sales for the three months ended December 31, 2020 was approximately $9.8 million.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months and years ended December 31, 2021 and 2020
(in US Dollars)

	(Unaudited)		(Audited)
	Three months ended		Year ended
	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period	28,265,711	(52,981,679)	(43,325,320)	(97,351,667)
Non-cash items:
Depreciation – property, plant and equipment	630,129	319,743	1,717,977	764,068
Depreciation – right-of-use assets	811,101	383,545	2,606,013	1,444,204
Amortization – intangible assets	201,757	243,946	935,560	487,876
Amortization – contract asset	—	—	284,625	—
Share-based compensation	5,080,008	31,860,931	71,081,047	65,248,941
Accretion expense on common shares, retractable	—	1,364,034	2,031,863	4,791,806
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	(102,831)	132,710	125,290	582,018
Accretion expense on convertible debt instruments	—	683,330	2,503,097	1,034,927
Change in fair value of share warrant obligations	(46,587,319)	17,291,531	(85,795,903)	16,847,470
Unrealized foreign exchange loss (gain)	250,524	224,153	17,973	7,893
Net change in non-cash working capital items	(47,189,473)	(19,704,636)	(83,150,851)	(20,915,636)
Cash flows used in operating activities	(58,640,393)	(20,182,392)	(130,968,629)	(27,058,100)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment(1)	(10,436,899)	(912,267)	(19,825,006)	(2,897,237)
Acquisition of intangible assets(1)	(9,174,252)	(6,845,430)	(44,956,423)	(16,539,159)
Government assistance related to intangible assets	236,369	2,535,445	2,182,923	2,842,172
Contact asset, other costs	—	(199,790)	—	(199,790)
Cash flows used in investing activities	(19,374,782)	(5,422,042)	(62,598,506)	(16,794,014)
FINANCING ACTIVITIES
Net change in credit facilities	—	11,807,226	(19,188,863)	7,272,073
Loans on research and development tax credits receivable and subsidies receivable	—	91,000	2,934,384	9,699,300
Repayment of loans on research and development tax credits and subsidies receivable	(83,542)	(612,530)	(2,829,254)	(3,242,248)
Increase in long-term debt	—	7,431,395	15,775,473	15,021,339
Repayment of long-term debt	(131,024)	(669,615)	(41,611,760)	(1,659,855)
Proceeds from issuance of convertible debt instruments, net of issuance costs	—	268,408	—	18,698,168
Repayment of convertible debt instruments	—	—	(23,903,068)	—
Payment of lease liabilities	(433,421)	(380,339)	(2,093,371)	(1,327,707)
Proceeds from issuance of shares through private placement, net of issuance costs	—	—	196,255,491	—
Proceeds from the issuance of shares through exercise of stock options	400,341	—	1,124,940	—
Proceeds from issuance of shares through business combination transaction	—	—	308,232,870	—
Cash flows from financing activities	(247,646)	17,935,545	434,696,842	44,461,070
Effect of exchange rate changes on cash held in foreign currency	2,118,127	(534,361)	663,399	(531,924)
Net increase in cash	(76,144,694)	(8,203,250)	241,793,106	77,032
Cash (bank overdraft), beginning of year	317,846,724	8,112,174	(91,076)	(168,108)
Cash (bank overdraft), end of year	241,702,030	(91,076)	241,702,030	(91,076)
Other information on cash flows related to operating activities:		—		—
Income taxes paid	—	—	—	—
Interest paid	1,479,447	1,224,080	5,722,466	3,249,129
Interest paid under lease liabilities	139,517	91,899	443,740	277,375
(1)Acquisitions of property, plant and equipment of $8,797,575 and of intangible assets of $554,310 were included in trade and other payables as at December 31, 2021.

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of the Company's MD&A for the three and twelve months ended December 31, 2021 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."

This press release also makes reference to the Company’s "order book" with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation, and is neither disclosed in nor derived from the financial statements of the Company. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. In addition, the conversion of the Company’s order book into actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. The conversion of the Company’s order book into actual deliveries and sales may also be impacted by changes in government subsidies and economic incentives. For example, the announced conditional purchase order from Student Transportation of Canada ("STC"), a subsidiary of Student Transportation of America ("STA"), for 1,000 all-electric LionC school buses, which would represent the Company’s largest single purchase order to date, is dependent upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), in respect of which the formal application filed by STC constitutes the first application made by a customer of Lion under the ZETF program. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 of the Company's MD&A for the three and twelve months ended December 31, 2021 entitled “Caution Regarding Forward-Looking Statements,” section 10.0 of the Company's MD&A for the three and twelve months ended December 31, 2021 entitled “Order Book," and section 23.0 of the Company's MD&A for the three and twelve months ended December 31, 2021 entitled "Risk Factors."

Because of these limitations, Adjusted EBITDA and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion’s business.

RECONCILIATION OF ADJUSTED EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended December 31, 2021, and 2020, and the years ended December 31, 2021 and 2020:

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	(in thousands)		(in thousands)

Revenue	$22,870	$13,504	$57,710	$23,423

Net earnings (loss)	$28,266	($52,982)	($43,325)	($97,352)
Finance costs	1,194	3,064	8,332	8,667
Depreciation and amortization	1,643	947	5,260	2,696
Share-based compensation(1)	5,080	31,861	71,081	65,249
Change in fair value of share warrant obligations(2)	(46,587)	17,292	(85,796)	16,847
Foreign exchange (gain) loss(3)	2,337	(398)	1,037	(681)
Transaction and other non-recurring expenses(4)	616	212	15,815	233
Income taxes	–	–	–	–
Adjusted EBITDA	($7,453)	($4)	($27,596)	($4,340)
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 15 to the annual audited consolidated financial statements as at and for years ended December 31, 2021, 2020 and 2019.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 13 to the annual audited consolidated financial statements as at and for years ended December 31, 2021, 2020 and 2019.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)For the year ended December 31, 2021, represents transaction costs related to the Business Combination which was completed on May 6, 2021, as described in note 4 to the annual audited consolidated financial statements, professional fees related to financing transactions, and other non-recurring professional fees. For the year ended December 31, 2020, represents professional fees related to financing transactions and other non-recurring professional fees.
Adjusted EBITDA for the years ended December 31, 2021 includes an expense of $2.5 million relating to the procurement of D&O insurance on terms reflecting the public company status of Lion, which is materially higher than the corresponding expense incurred in prior periods when the company was a private company.
ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following: any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants, as well as varying vaccination rates amongst different countries; any inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; any ability to ramp-up the production of Lion's products and meet project construction and other project timelines; any inability to reduce total cost of ownership of electric vehicles sold by Lion over time; the reliance on key management and any inability to attract and/or retain key personnel; the inability to execute the Company's growth strategy; any unfavorable fluctuations and volatility in the price of raw materials included in key components used to manufacture Lion’s products; the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; any inability by Lion to meet user expectations related to, or other difficulties in providing, charging solutions to its customers; any inability to maintain the Company's competitive position; any inability to reduce its costs of supply over time; any inability to maintain and enhance the Company's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; any inability to secure adequate insurance coverage or a potential increase in insurance costs; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s annual MD&A for the fiscal year 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements included in this press release are expressly qualified in their entirety by the cautionary statements contained herein and the risk factors included in the Company’s annual MD&A for the fiscal year 2021 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
CONTACTS
MEDIA
Patrick Gervais
Vice President of Marketing and Communications
Patrick.Gervais@thelionelectric.com
514-992-1060
INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171